SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

StepStone Group Inc.

(Name of Issuer)

Class A Common Stock, Par Value $0.001 Per Share

(Title of Class of Securities)

85914M107

(CUSIP Number)

Jennifer Y. Ishiguro

Chief Legal Officer & Secretary

StepStone Group Inc.

450 Lexington Avenue, 31st Floor

New York, NY 10017

Telephone: (212) 351-6100

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

March 23, 2021

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box:  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 240.13d-7 for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No. 85914M107

(1)	Name of Reporting Person Monte M. Brem
(2)	Check the Appropriate Box if a Member of a Group (a) ☒ (b) ☐
(3)	SEC Use Only
(4)	Source of Funds OO
(5)	Check box if Disclosure of Legal Proceeding Is Required Pursuant to Items 2(d) or 2(e) ☐
(6)	Citizenship or Place of Organization U.S.A.
Number of Shares Beneficially Owned by Each Reporting Person With	(7)	Sole Voting Power 0
	(8)	Shared Voting Power 45,397,305
	(9)	Sole Dispositive Power 3,769,569
	(10)	Shared Dispositive Power 0
(11)	Aggregate Amount Beneficially Owned by Each Reporting Person 45,397,305
(12)	Check box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
(13)	Percent of Class Represented by Amount in Row (11) 54.4%
(14)	Type of Reporting Person (See Instructions) IN

SCHEDULE 13D

CUSIP No. 85914M107

(1)	Name of Reporting Person Scott W. Hart
(2)	Check the Appropriate Box if a Member of a Group (a) ☒ (b) ☐
(3)	SEC Use Only
(4)	Source of Funds OO
(5)	Check box if Disclosure of Legal Proceeding Is Required Pursuant to Items 2(d) or 2(e) ☐
(6)	Citizenship or Place of Organization U.S.A.
Number of Shares Beneficially Owned by Each Reporting Person With	(7)	Sole Voting Power 0
	(8)	Shared Voting Power 45,397,305
	(9)	Sole Dispositive Power 3,121,188
	(10)	Shared Dispositive Power 0
(11)	Aggregate Amount Beneficially Owned by Each Reporting Person 45,397,305
(12)	Check box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
(13)	Percent of Class Represented by Amount in Row (11) 54.4%
(14)	Type of Reporting Person (See Instructions) IN

SCHEDULE 13D

CUSIP No. 85914M107

(1)	Name of Reporting Person Jason P. Ment
(2)	Check the Appropriate Box if a Member of a Group (a) ☒ (b) ☐
(3)	SEC Use Only
(4)	Source of Funds OO
(5)	Check box if Disclosure of Legal Proceeding Is Required Pursuant to Items 2(d) or 2(e) ☐
(6)	Citizenship or Place of Organization U.S.A.
Number of Shares Beneficially Owned by Each Reporting Person With	(7)	Sole Voting Power 0
	(8)	Shared Voting Power 45,397,305
	(9)	Sole Dispositive Power 785,867
	(10)	Shared Dispositive Power 0
(11)	Aggregate Amount Beneficially Owned by Each Reporting Person 45,397,305
(12)	Check box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
(13)	Percent of Class Represented by Amount in Row (11) 54.4%
(14)	Type of Reporting Person (See Instructions) IN

SCHEDULE 13D

CUSIP No. 85914M107

(1)	Name of Reporting Person Jose A. Fernandez
(2)	Check the Appropriate Box if a Member of a Group (a) ☒ (b) ☐
(3)	SEC Use Only
(4)	Source of Funds OO
(5)	Check box if Disclosure of Legal Proceeding Is Required Pursuant to Items 2(d) or 2(e) ☐
(6)	Citizenship or Place of Organization U.S.A.
Number of Shares Beneficially Owned by Each Reporting Person With	(7)	Sole Voting Power 0
	(8)	Shared Voting Power 45,397,305
	(9)	Sole Dispositive Power 5,369,748
	(10)	Shared Dispositive Power 0
(11)	Aggregate Amount Beneficially Owned by Each Reporting Person 45,397,305
(12)	Check box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
(13)	Percent of Class Represented by Amount in Row (11) 54.4%
(14)	Type of Reporting Person (See Instructions) IN

SCHEDULE 13D

CUSIP No. 85914M107

(1)	Name of Reporting Person Johnny D. Randel
(2)	Check the Appropriate Box if a Member of a Group (a) ☒ (b) ☐
(3)	SEC Use Only
(4)	Source of Funds OO
(5)	Check box if Disclosure of Legal Proceeding Is Required Pursuant to Items 2(d) or 2(e) ☐
(6)	Citizenship or Place of Organization U.S.A.
Number of Shares Beneficially Owned by Each Reporting Person With	(7)	Sole Voting Power 0
	(8)	Shared Voting Power 45,397,305
	(9)	Sole Dispositive Power 1,334,626
	(10)	Shared Dispositive Power 0
(11)	Aggregate Amount Beneficially Owned by Each Reporting Person 45,397,305
(12)	Check box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
(13)	Percent of Class Represented by Amount in Row (11) 54.4%
(14)	Type of Reporting Person (See Instructions) IN

SCHEDULE 13D

CUSIP No. 85914M107

(1)	Name of Reporting Person Michael I. McCabe
(2)	Check the Appropriate Box if a Member of a Group (a) ☒ (b) ☐
(3)	SEC Use Only
(4)	Source of Funds OO
(5)	Check box if Disclosure of Legal Proceeding Is Required Pursuant to Items 2(d) or 2(e) ☐
(6)	Citizenship or Place of Organization U.S.A.
Number of Shares Beneficially Owned by Each Reporting Person With	(7)	Sole Voting Power 0
	(8)	Shared Voting Power 45,397,305
	(9)	Sole Dispositive Power 4,458,726
	(10)	Shared Dispositive Power 0
(11)	Aggregate Amount Beneficially Owned by Each Reporting Person 45,397,305
(12)	Check box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
(13)	Percent of Class Represented by Amount in Row (11) 54.4%
(14)	Type of Reporting Person (See Instructions) IN

SCHEDULE 13D

CUSIP No. 85914M107

(1)	Name of Reporting Person Mark Maruszewski
(2)	Check the Appropriate Box if a Member of a Group (a) ☒ (b) ☐
(3)	SEC Use Only
(4)	Source of Funds OO
(5)	Check box if Disclosure of Legal Proceeding Is Required Pursuant to Items 2(d) or 2(e) ☐
(6)	Citizenship or Place of Organization U.S.A.
Number of Shares Beneficially Owned by Each Reporting Person With	(7)	Sole Voting Power 0
	(8)	Shared Voting Power 45,397,305
	(9)	Sole Dispositive Power 4,200,764
	(10)	Shared Dispositive Power 0
(11)	Aggregate Amount Beneficially Owned by Each Reporting Person 45,397,305
(12)	Check box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
(13)	Percent of Class Represented by Amount in Row (11) 54.4%
(14)	Type of Reporting Person (See Instructions) IN

SCHEDULE 13D

CUSIP No. 85914M107

(1)	Name of Reporting Person Thomas Keck
(2)	Check the Appropriate Box if a Member of a Group (a) ☒ (b) ☐
(3)	SEC Use Only
(4)	Source of Funds OO
(5)	Check box if Disclosure of Legal Proceeding Is Required Pursuant to Items 2(d) or 2(e) ☐
(6)	Citizenship or Place of Organization U.S.A.
Number of Shares Beneficially Owned by Each Reporting Person With	(7)	Sole Voting Power 0
	(8)	Shared Voting Power 45,397,305
	(9)	Sole Dispositive Power 5,352,248
	(10)	Shared Dispositive Power 0
(11)	Aggregate Amount Beneficially Owned by Each Reporting Person 45,397,305
(12)	Check box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
(13)	Percent of Class Represented by Amount in Row (11) 54.4%
(14)	Type of Reporting Person (See Instructions) IN

SCHEDULE 13D

CUSIP No. 85914M107

(1)	Name of Reporting Person Thomas Bradley
(2)	Check the Appropriate Box if a Member of a Group (a) ☒ (b) ☐
(3)	SEC Use Only
(4)	Source of Funds OO
(5)	Check box if Disclosure of Legal Proceeding Is Required Pursuant to Items 2(d) or 2(e) ☐
(6)	Citizenship or Place of Organization U.S.A.
Number of Shares Beneficially Owned by Each Reporting Person With	(7)	Sole Voting Power 0
	(8)	Shared Voting Power 45,397,305
	(9)	Sole Dispositive Power 4,172,106
	(10)	Shared Dispositive Power 0
(11)	Aggregate Amount Beneficially Owned by Each Reporting Person 45,397,305
(12)	Check box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
(13)	Percent of Class Represented by Amount in Row (11) 54.4%
(14)	Type of Reporting Person (See Instructions) IN

SCHEDULE 13D

CUSIP No. 85914M107

(1)	Name of Reporting Person David Jeffrey
(2)	Check the Appropriate Box if a Member of a Group (a) ☒ (b) ☐
(3)	SEC Use Only
(4)	Source of Funds OO
(5)	Check box if Disclosure of Legal Proceeding Is Required Pursuant to Items 2(d) or 2(e) ☐
(6)	Citizenship or Place of Organization United Kingdom
Number of Shares Beneficially Owned by Each Reporting Person With	(7)	Sole Voting Power 0
	(8)	Shared Voting Power 45,397,305
	(9)	Sole Dispositive Power 3,727,532
	(10)	Shared Dispositive Power 0
(11)	Aggregate Amount Beneficially Owned by Each Reporting Person 45,397,305
(12)	Check box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
(13)	Percent of Class Represented by Amount in Row (11) 54.4%
(14)	Type of Reporting Person (See Instructions) IN

SCHEDULE 13D

CUSIP No. 85914M107

(1)	Name of Reporting Person Darren Friedman
(2)	Check the Appropriate Box if a Member of a Group (a) ☒ (b) ☐
(3)	SEC Use Only
(4)	Source of Funds OO
(5)	Check box if Disclosure of Legal Proceeding Is Required Pursuant to Items 2(d) or 2(e) ☐
(6)	Citizenship or Place of Organization U.S.A.
Number of Shares Beneficially Owned by Each Reporting Person With	(7)	Sole Voting Power 0
	(8)	Shared Voting Power 45,397,305
	(9)	Sole Dispositive Power 1,307,622
	(10)	Shared Dispositive Power 0
(11)	Aggregate Amount Beneficially Owned by Each Reporting Person 45,397,305
(12)	Check box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
(13)	Percent of Class Represented by Amount in Row (11) 54.4%
(14)	Type of Reporting Person (See Instructions) IN

SCHEDULE 13D

CUSIP No. 85914M107

Item 1.	Security and Issuer

This statement on Schedule 13D (this “Statement”) relates to the Reporting Persons’ (as defined in Item 2 below) beneficial ownership interest in the Class A common stock, par value $0.001 per share (the “Class A Common Stock”), of StepStone Group Inc., a Delaware corporation (the “Issuer”). The address of the principal executive offices of the Issuer is 450 Lexington Avenue, 31st Floor, New York, NY 10017.

This Statement amends the prior statement on Schedule 13D filed by the Reporting Persons with the Securities and Exchange Commission on September 21, 2020 (as amended by this Statement, the “Schedule 13D”). Capitalized terms used but not otherwise defined herein shall have the meanings ascribed to them in the Schedule 13D filed on September 21, 2020.

Item 2.	Identity and Background

Item 2 of the Schedule 13D is hereby amended and supplemented as follows:

This Statement is being filed jointly by Monte M. Brem, Scott W. Hart, Jason P. Ment, Jose A. Fernandez, Johnny D. Randel, Michael I. McCabe, Mark Maruszewski, Thomas Keck, Thomas Bradley, David Jeffrey and Darren Friedman. The foregoing persons are referred to collectively as the “Reporting Persons.” Each of the Reporting Persons is filing in his capacity as a member of the Class B Committee. In addition, Messrs. Brem, Hart, Fernandez, Maruszewski, McCabe, Keck, Bradley and Jeffrey are filing as the direct owners of more than 5% of the Class B units (the “Class B Units”) of StepStone Group LP.

The Reporting Persons constitute the current members of the Class B Committee. Pursuant to the Stockholders Agreement, these Class B stockholders agree to vote all their shares of voting stock, including Class A Common Stock and Class B Common Stock, together and in accordance with the instructions of the Class B Committee on any matter submitted to the Issuer’s common stockholders for a vote. The Reporting Persons may be deemed to have beneficial ownership over 45,397,305 shares of voting stock held by stockholders party to the Stockholders Agreement.

As of the date of this filing, the members of the Class B Committee collectively hold, directly or indirectly, approximately 58.4% of the aggregate voting power of the Class A Common Stock and Class B Common Stock, and the parties to the Stockholders Agreement (inclusive of the Class B Committee) collectively hold, directly or indirectly, approximately 70.4% of the aggregate voting power of the Class A Common Stock and Class B Common Stock. As a result of the arrangement set forth in the Stockholders Agreement, the Class B Committee are expected to control the outcome of matters submitted to the Issuer’s stockholders until a Sunset has occurred.

(a)	As of the date of this Statement:

(i)	Monte M. Brem beneficially owns 3,769,569 shares of Class A Common Stock as the beneficial owner of 3,769,569 Class B Units owned by MMAR HNL, LLC;

(ii)	Scott W. Hart beneficially owns 3,121,188 shares of Class A Common Stock as the beneficial owner of 13,380 shares of Class A Common Stock and 3,107,808 Class B Units owned by a family trust;

(iii)	Jason Ment beneficially owns 785,867 shares of Class A Common Stock as the direct holder of 4,460 shares of Class A Common Stock and the direct holder of 781,407 Class B Units;

(iv)

Jose A. Fernandez beneficially owns 5,369,748 shares of Class A Common Stock as the direct holder of 8,920 shares of Class A Common Stock, the beneficial owner of 3,755,328 Class B Units owned by a family trust and the beneficial owner of 1,605,500 Class B Units owned by Santaluz Capital Partners, LLC;

(v)	Johnny D. Randel beneficially owns 1,334,626 shares of Class A Common Stock as the direct holder of a corresponding number of Class B Units;

(vi)

Michael I. McCabe beneficially owns 4,458,726 shares of Class A Common Stock as the direct holder of 2,838,726 Class B Units and as the beneficial owner of 1,620,000 Class B Units owned by a family trust, for which Mr. McCabe’s wife has sole voting power;

(vii)

Mark Maruszewski beneficially owns 4,200,764 shares of Class A Common Stock as the direct holder of 41,667 shares of Class A Common Stock, the direct holder of 3,500,000 Class B Units and the beneficial owner of 659,097 Class B Units owned by Sconset Union Capital, LLC;

(viii)

Thomas Keck beneficially owns 5,352,248 shares of Class A Common Stock as the direct holder of 55,750 shares of Class A Common Stock, the beneficial owner of 4,197,166 Class B Units owned by a family trust, in which Mr. Keck shares voting power with his wife, and the beneficial owner of 1,099,332 Class B Units owned by Cresta Capital, LLC;

(ix)

Thomas Bradley beneficially owns 4,172,106 shares of Class A Common Stock as the direct holder of 13,380 shares of Class A Common Stock, the direct holder of 3,367,044 Class B Units and the beneficial owner of 791,682 Class B Units owned by Aftermath LLC;

(x)	David Jeffrey beneficially owns 3,727,532 shares of Class A Common Stock as the direct holder of 40,000 shares of Class A Common Stock and the direct holder of 3,687,532 Class B Units;

(xi)	Darren Friedman beneficially owns 1,307,622 shares of Class A Common Stock as the direct holder of 44,600 shares of Class A Common Stock and the direct holder of 1,263,022 Class B Units; and

(xii)

The Reporting Persons collectively beneficially own 45,397,305 shares of voting stock held by Class B stockholders by virtue of their membership on the Class B Committee and pursuant to the terms of the Stockholders Agreement.

Each Reporting Person disclaims beneficial ownership of securities owned by the other Reporting Persons.

Item 3.	Source and Amount of Funds or Other Consideration

Item 3 of the Schedule 13D is hereby amended and supplemented as follows:

Certain of the Reporting Persons participated as selling stockholders in a registered offering of Class A Common Stock of the Issuer, which closed on March 23, 2021 (the “2021 Offering”). Mr. Brem, Mr. Fernandez, Mr. Randel, Mr. Maruszewski, Mr. Keck, Mr. Bradley, Mr. Jeffrey and Mr. Friedman participated as selling stockholders in the 2021 Offering and collectively sold 7,018,739 shares of Class A Common Stock. The Issuer did not receive any proceeds from the sale of Class A Common Stock by the selling stockholders.

Item 4.	Purpose of Transaction

Item 4 of the Schedule 13D is hereby amended and supplemented as follows:

Item 3 to this Amendment No. 1 is hereby incorporated by reference.

Pursuant to lock-up agreements, the Issuer, the Issuer’s directors and executive officers and the selling stockholders in the 2021 Offering, including the Reporting Persons, agreed that, without the prior written consent of the underwriters for the 2021 Offering, they will not, subject to limited exceptions, dispose of, hedge or otherwise transfer the economic consequences of ownership of any shares of Class A Common Stock or securities convertible into or redeemable, exchangeable or exercisable for shares of Class A Common Stock for a period of 90 days after the date of the prospectus for the 2021 Offering.

Item 5.	Interest in Securities of the Issuer

(a) and (b) Items 5(a) and 5(b) of Schedule 13D are amended to reflect the following:

The following table sets forth the aggregate number and percentage of the Class A Common Stock beneficially owned by each Reporting Person. The aggregate number and percentage of the Class A Common Stock beneficially owned by each Reporting Person is calculated in accordance with Rule 13d-3, but excluding any shares beneficial owned solely by virtue of the Stockholders Agreement.

Each of the Reporting Persons may be deemed to have beneficial ownership over 45,397,305 shares of voting stock held by Class B stockholders party to the Stockholders Agreement (inclusive of the shares listed in the table), representing 54.4% of Class A Common Stock outstanding (assuming that the 45,024,209 Class B Units subject to the Stockholders Agreement are exchanged), which has been omitted from the table below.

Reporting Person	Number of Shares Beneficially Owned	Percentage of Class A Common Stock Outstanding(1)
Monte M. Brem	3,769,569	8.9%
Scott W. Hart	3,121,188	7.5%
Jason P. Ment	785,867	2.0%
Jose A. Fernandez	5,369,748	12.3%
Johnny D. Randel	1,334,626	3.4%
Michael I. McCabe	4,458,726	10.4%
Mark Maruszewski	4,200,764	9.9%
Thomas Keck	5,352,248	12.2%
Thomas Bradley	4,172,106	9.8%
David Jeffrey	3,727,532	8.8%
Darren Friedman	1,307,622	3.3%
Total for Group	37,599,996	49.6%

(1)

Based on 38,437,500 shares of Class A Common Stock issued and outstanding upon the closing of the 2021 Offering, and assuming that the Reporting Persons exchange all of the Class B Units held directly or indirectly by them for shares of Class A Common Stock on a one-for-one basis, but no other Reporting Person or party to the Stockholders Agreement exchanges their Class B Units.

(c) Item 5(c) of Schedule 13D is hereby amended and supplemented as follows:

The information set forth in Items 3 and 4 of this Amendment No. 1 is hereby incorporated herein by reference.

The following table sets forth the transactions by the Reporting Persons involving the beneficial ownership of Class A Common stock that were effected in the 60 days prior to the date of this Statement.

Reporting Person	Number of Class B Units Exchanged	Number of Shares of Class B Common Stock Redeemed and Cancelled	Number of Shares of Class A Common Stock Sold
Monte M. Brem	3,644,110	3,644,110	3,644,110
Scott W. Hart	—	—	—
Jason P. Ment	—	—	—
Jose A. Fernandez	1,750,000	1,750,000	1,750,000
Johnny D. Randel	200,000	200,000	200,000
Michael I. McCabe	—	—	—
Mark Maruszewski	299,629	299,629	299,629
Thomas Keck	200,000	200,000	200,000
Thomas Bradley	300,000	300,000	300,000
David Jeffrey	425,000	425,000	425,000
Darren Friedman	200,000	200,000	200,000
Total for Group	7,018,739	7,018,739	7,018,739

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Item 6 of Schedule 13D is hereby amended and supplemented as follows:

In connection with the 2021 Offering, the Issuer, the Issuer’s directors and executive officers and the selling stockholders in the 2021 Offering, including the Reporting Persons entered into lock-up agreements as described in Item 4. The foregoing summary does not purport to be complete and is qualified in its entirety by reference to the form of lock-up agreement attached hereto as Exhibit 8.

Item 7.	Material to be Filed as Exhibits

Exhibit	Description

1.	Joint Filing Agreement as required by Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, as amended (incorporated by reference to Exhibit 1 to the Reporting Persons’ Schedule 13D filed on September 21, 2020).

2.	Eighth Amended and Restated Limited Partnership Agreement of StepStone Group LP (incorporated by reference to Exhibit 10.1 to the Issuer’s Form 8-K filed with the SEC on September 18, 2020).

3.	Tax Receivable Agreement (Exchanges) (incorporated by reference to Exhibit 10.2 to the Issuer’s Form 8-K filed with the SEC on September 18, 2020).

4.	Exchange Agreement (incorporated by reference to Exhibit 10.4 to the Issuer’s Form 8-K filed with the SEC on September 18, 2020).

5.	Registration Rights Agreement (incorporated by reference to Exhibit 10.5 to the Issuer’s Form 8-K filed with the SEC on September 18, 2020).

6.	Stockholders Agreement (incorporated by reference to Exhibit 10.6 to the Issuer’s Form 8-K filed with the SEC on September 18, 2020).

7.	Form of Lock-Up Agreement for 2021 Offering (incorporated by reference to Exhibit 1.1 to the Issuer’s Form S-1 filed with the SEC on March 16, 2021).

24.1	Power of Attorney for Monte M. Brem (incorporated by reference to Exhibit 24.1 to the Reporting Persons’ Schedule 13D filed on September 21, 2020).

24.2	Power of Attorney for Scott W. Hart (incorporated by reference to Exhibit 24.2 to the Reporting Persons’ Schedule 13D filed on September 21, 2020).

24.3	Power of Attorney for Jason P. Ment (incorporated by reference to Exhibit 24.3 to the Reporting Persons’ Schedule 13D filed on September 21, 2020).

24.4	Power of Attorney for Jose A. Fernandez (incorporated by reference to Exhibit 24.4 to the Reporting Persons’ Schedule 13D filed on September 21, 2020).

24.5	Power of Attorney for Johnny D. Randel (incorporated by reference to Exhibit 24.5 to the Reporting Persons’ Schedule 13D filed on September 21, 2020).

24.6	Power of Attorney for the Michael I. McCabe (incorporated by reference to Exhibit 24.6 to the Reporting Persons’ Schedule 13D filed on September 21, 2020).

24.7	Power of Attorney for Mark Maruszewski (incorporated by reference to Exhibit 24.7 to the Reporting Persons’ Schedule 13D filed on September 21, 2020).

24.8	Power of Attorney for Thomas Keck (incorporated by reference to Exhibit 24.8 to the Reporting Persons’ Schedule 13D filed on September 21, 2020).

24.9	Power of Attorney for Thomas Bradley (incorporated by reference to Exhibit 24.9 to the Reporting Persons’ Schedule 13D filed on September 21, 2020).

24.10	Power of Attorney for David Jeffrey (incorporated by reference to Exhibit 24.10 to the Reporting Persons’ Schedule 13D filed on September 21, 2020).

24.11	Power of Attorney for Darren Friedman (incorporated by reference to Exhibit 24.11 to the Reporting Persons’ Schedule 13D filed on September 21, 2020).

SIGNATURES

After reasonable inquiry and to the best of each of the undersigned’s knowledge and belief, each of the undersigned, severally and not jointly, certifies that the information set forth in this statement is true, complete and correct.

Dated: March 25, 2021

1.	/s/ Jennifer Ishiguro, Attorney-in-Fact
Monte M. Brem

2.	/s/ Jennifer Ishiguro, Attorney-in-Fact
Scott W. Hart

3.	/s/ Jennifer Ishiguro, Attorney-in-Fact
Jason P. Ment

4.	/s/ Jennifer Ishiguro, Attorney-in-Fact
Jose A. Fernandez

5.	/s/ Jennifer Ishiguro, Attorney-in-Fact
Johnny D. Randel

6.	/s/ Jennifer Ishiguro, Attorney-in-Fact
Michael I. McCabe

7.	/s/ Jennifer Ishiguro, Attorney-in-Fact
Mark Maruszewski

8.	/s/ Jennifer Ishiguro, Attorney-in-Fact
Thomas Keck

9.	/s/ Jennifer Ishiguro, Attorney-in-Fact
Thomas Bradley

10.	/s/ Jennifer Ishiguro, Attorney-in-Fact
David Jeffrey

11.	/s/ Jennifer Ishiguro, Attorney-in-Fact
Darren Friedman